Exhibit 10.1
MEMBERSHIP INTEREST PURCHASE AGREEMENT
dated as of January 1, 2009
by and between
RENEGY HOLDINGS, INC.,
a Delaware corporation
and
AZ BIOMASS LLC,
a Delaware limited liability company
with respect to certain
Class A membership interests of
Snowflake White Mountain Power, LLC,
an Arizona limited liability company

i

EXHIBITS

Exhibit A	Form of Pledge Agreement
Exhibit B	Assignment of Interests
Exhibit C	Officer’s Certificate (Seller)
Exhibit D-1	Secretary’s Certificate (Seller)
Exhibit D-2	Secretary’s Certificate (Project Company)
Exhibit E	Opinion of Counsel To Seller
Exhibit F	Officer’s Certificate (Purchaser)
Exhibit G	Secretary’s Certificate (Purchaser)
Exhibit H	Opinion of Counsel to Purchaser
Exhibit I	Form of Deposit Account Control Agreement
Exhibit J	Form of Side Letter
Exhibit K	Form of Security Agreement
SCHEDULES

SCHEDULE 1	AMENDED AND RESTATED PROJECT COMPANY OPERATING AGREEMENT
SCHEDULE 3.06	REQUIRED SELLER CONSENTS
SCHEDULE 3.07	GOVERNMENT APPROVALS
SCHEDULE 3.09	MATERIAL ADVERSE CHANGES
SCHEDULE 3.13	MATERIAL PERMITS
SCHEDULE 3.14	COMPLIANCE WITH LAWS, ORDERS AND REGULATORY MATTERS
SCHEDULE 3.16	INSURANCE COVERAGE
SCHEDULE 3.18	BROKERS
SCHEDULE 3.19	INTELLECTUAL PROPERTY
SCHEDULE 3.21	ENVIRONMENTAL DISCLOSURE
SCHEDULE 3.24	MATERIAL CONTRACTS
SCHEDULE 3.26	BASE CASE PROJECTIONS
SCHEDULE 3.27	REAL AND PERSONAL PROPERTY
SCHEDULE 4.03	REQUIRED PURCHASER CONSENTS
SCHEDULE 4.04	GOVERNMENT APPROVALS REQUIRED OF PURCHASER
SCHEDULE 7.07	REGULATORY CONSENTS

MEMBERSHIP INTEREST PURCHASE AGREEMENT
     This MEMBERSHIP INTEREST PURCHASE AGREEMENT dated as of January 1, 2009 is made and entered into by and between Renegy Holdings, Inc., a Delaware corporation (“Seller”), and AZ Biomass LLC, a Delaware limited liability company (“Purchaser”), (Purchaser and Seller being sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties”). Capitalized terms used herein without definition shall have the same meanings set forth in Section 1.01.
     WHEREAS, Seller owns, beneficially and of record, all of the authorized and outstanding membership interests (the “Membership Interests”) of Snowflake White Mountain Power, LLC, an Arizona limited liability company (the “Project Company”); and
     WHEREAS, the Project Company has developed and owns a 24 MW biomass electric generation station located adjacent to a paper mill near Snowflake, Arizona (the “Project”); and
     WHEREAS, Seller desires to sell, and Purchaser desires to purchase, all of the authorized “Class A Membership Interests” (as such term is defined in the LLC Agreement) (the “Purchased Interests”) on the terms and subject to the conditions set forth in this Agreement.
     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE 1
INTERPRETATION
     1.01. Definitions; Defined Terms. As used in this Agreement, the following defined terms have the meanings indicated below:
     “Actions or Proceedings” means any action, suit, proceeding, arbitration or Governmental or Regulatory Authority investigation.
     “Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning fifty percent (50%) or more of the voting or equity securities of another Person shall be deemed to control that Person.
     “After-Tax Basis” means, with respect to any payment received or deemed to have been received by any Person, the amount of such payment (the “Base Payment”) supplemented by a further payment (the “Additional Payment”) to that Person so that the sum of the Base Payment plus the Additional Payment shall, after deduction of the amount of all Federal, state and local income Taxes required to be paid by such Person in respect of the receipt or accrual of the Base Payment and the Additional Payment (taking into account the net present value of any reduction in such income Taxes resulting from Tax benefits realized by the recipient as a result of the payment or the event giving rise to the payment), be equal to the amount required to be received. Such calculations shall be made on the basis of the highest generally applicable Federal, state and local income tax rates applicable to a corporation for all relevant periods, and shall take into account the deductibility of state and local income taxes for Federal income tax purposes.
     “Agreement” means this Membership Interest Purchase Agreement and all exhibits hereto and the certificates delivered in accordance with Sections 7.03 and 8.03, as any of the same shall be amended from time to time.
     “Assets and Properties” means all assets, properties rights and interests of any Person of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person or that such Person has a contractual right to use.
     “Assignment of Interests” means the Assignment of Interests substantially in the form of Exhibit B.
     “Base Amount” has the meaning set forth in Section 2.02(b).
     “Base Case Projections” means the estimated financial projections with respect to the Project and the Project Company attached hereto as Schedule 3.26.
     “Books and Records” means all files, documents, instruments, papers, books and records relating to the business of the Project Company, including financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.
     “Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of Arizona are authorized or obligated to close.
     “Claim Notice” means written notification pursuant to Section 11.02(a) of a Third Party Claim as to which indemnity under Section 11.01 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party’s claim against the Indemnifying Party under Section 11.01, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such Third Party Claim.
     “Class A Foreclosure Event” has the meaning set forth in Section 2.02(c).
     “Closing” has the meaning set forth in Section 2.03(a).
     “Closing Date” has the meaning set forth in Section 2.03(a).
     “CoBank Credit Agreement” has the meaning set forth in Section 3.28.

     “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
     “Company Controlled Group” has the meaning set forth in Section 3.15.
     “Contested Taxes” has the meaning set forth in Section 9.01(b).
     “Contingent Events” means each of (i) the issuance by FERC of the FERC Approval and (ii) the occurrence of Term-Conversion (as such term is defined in the CoBank Credit Agreement), together with confirmation from CoBank ACB to Purchaser that Term Conversion has occurred.
     “Contingent Events Date” means the date upon which the later of the two Contingent Events occurs.
     “Contingent Events Deadline” means February 28, 2009.
     “Contract” means any agreement, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other contract relating to the Project entered into by the Project Company or by which the Project Company or any of its Assets or Properties is bound.
     “Debt Repayment Period” has the meaning set forth in Section 2.05(b).
     “Deposit Account” means that certain interest bearing deposit account which is identified in the Deposit Account Control Agreement and which is maintained by Seller at a branch or office of the Depository Bank.
     “Deposit Account Control Agreement” means that certain Blocked Deposit Account Control Agreement substantially in the form of Exhibit I hereto, dated as of the Closing Date, among Seller, Purchaser and Depository Bank governing the control and release of the funds in the Deposit Account.
     “Depository Bank” means US Bank National Association, Denver, Colorado.
     “Dispute Period” means the period ending sixty (60) days following delivery by an Indemnifying Party of either a Claim Notice or an Indemnity Notice.
     “Environment” means air, land (including soil and any surface or subsurface strata), and surface water or groundwater, or any combination or part thereof.
     “Environmental Claim” means any request for information by any Governmental or Regulatory Authority or any claim by any Governmental or Regulatory Authority for enforcement, cleanup, removal, response, remedial or other actions, costs or damages pursuant to any common law cause of action or applicable Environmental Requirement, or any claim brought or made by any other Person alleging any liability under or violation of or noncompliance with any Environmental Requirement or seeking damages, contribution, indemnification, costs, recovery, compensation, injunctive or other relief resulting from the presence of Hazardous Materials at, or under or from any real property currently owned or leased by the Project Company.
     “Environmental Requirement” means each and every Law or Order regulating or otherwise relating in any way to (i) the protection of the Environment, (ii) the Release or threatened Release of Hazardous Material into the Environment, or (iii) the generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of Hazardous Material.
     “Equity Option” means any security, right, subscription, warrant, option, “phantom” stock right, commitment, conversion right, right of exchange, right of first refusal or other Contract that gives a Person the right to (i) purchase or otherwise receive or be issued any equity interest of a Person or any security of any kind convertible into or exchangeable or exercisable for any equity interest of such Person or (ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of equity interests of a Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors, managers or officers of such Person or the manner in which any equity interests of such Person are voted.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “FERC” means the Federal Energy Regulatory Commission.
     “FERC Approval” means an order issued by FERC granting all authorizations requested by Seller, Project Company and Purchaser under the FPA 203 Application.
     “Financial Statements” means the financial statements of the Project Company delivered to Purchaser pursuant to Section 3.09.
     “FPA 203 Application” means that certain Joint Application for Authorization of Proposed Transaction under Section 203 of the Federal Power Act, and Request for Expedited Consideration, Waiver of Certain Filing Requirements, and Confidential Treatment, Docket No. EC09-31-000, filed with FERC on December 18, 2008, by Seller, Project Company and Purchaser.
     “GAAP” means United States generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.
     “Governmental Approval” means any authorization, approval, consent, License, exception, variance, Order, franchise, lease, ruling, permit, tariff, certification, exemption, filing, notice to, declarations of, or registration by or with any Governmental or Regulatory Authority.
     “Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision.
     “Hazardous Material” means any substance: (i) the Release or threatened Release of which into the Environment requires, characterization, mitigation, removal, or remediation pursuant to any Environmental Requirement; (ii) without limitation, any “hazardous substance,” “toxic substance,” “hazardous waste,” “toxic waste,” “pollutant,” or “contaminant,” as such terms are defined under applicable Environmental Requirements; or (iii) without limitation, which is or contains polychlorinated biphenyls (PCBs), asbestos, urea-formaldehyde foam insulation (UFFI), radioactive materials, or petroleum hydrocarbons or other petroleum products.
     “Holdback Amount” means $300,000.
     “Holdback Amount Release Date” has the meaning set forth in Section 2.02(b).
     “Holdback Return Event” has the meaning set forth in Section 2.02(b).
     “Indebtedness” means all obligations of a Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases and (v) in the nature of guaranties of the obligations described in clauses (i) through (iv) above of any other Person.
     “Indemnified Party” means either a Seller Indemnified Party or a Purchaser Indemnified Party, as the context provides.
     “Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article 11.
     “Indemnity Notice” means written notification pursuant to Section 11.02(a)(i) of a claim for indemnity under Article 11 by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such claim.
     “Information” has the meaning set forth in Section 13.05.
     “Intellectual Property” has the meaning set forth in Section 3.19.
     “IRS” means the United States Internal Revenue Service.
     “Laws” means all laws, statutes, treaties, rules, codes, ordinances, regulations, permits, official guidelines, certificates, orders, interpretations, licenses, leases and permits of any Governmental or Regulatory Authority, Governmental Approvals, and judgments, decrees, injunctions, writs, orders or like action of any court, arbitrator or other judicial or quasi-judicial tribunal of competent jurisdiction and all requirements of law.
     “Lender” means (i) any and all bondholders, noteholders or lenders, directly or indirectly, holding an interest in obligations issued pursuant to any Project Debt Documents, (ii) the agent, trustee, collateral agent or depositary for any Person listed in clause (i) above, and (iii) the successors and permitted assigns of any of the foregoing.

     “Liabilities” means all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due and including, without limitation, liabilities arising from an Action or Proceeding).
     “Liens” means any mortgage, deed of trust, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge, option, warrant, purchase right or option, right of first refusal (or similar covenant, right or easement), or other encumbrance or restriction of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.
     “LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Project Company, dated as of January 1, 2009, as set forth in Schedule 1 hereto, and any and all amendments or variations thereto.
     “Loss” means any and all damages (including incidental and consequential damages incurred with respect to any claim by a third party but not by a Party except as expressly provided herein), fines, penalties, deficiencies, losses, interest, awards, judgments, expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any claim, default or assessment) and diminution of value, whether or not involving a third party claim, but excluding Taxes.
     “Material Contracts” has the meaning set forth in Section 3.24.
     “Membership Interests” has the meaning set forth in the forepart of this Agreement.
     “Order” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority.
     “Party” or “Parties” has the meaning set forth in the forepart to this Agreement.
     “Permit” means all material agreements, issuances, orders, licenses, franchises, permits, certificates, orders, waivers, approvals and authorizations that are required to be obtained from any Governmental or Regulatory Authority, as of the date hereof and as of the Closing Date, necessary to own and operate the Project as currently owned and operated, including, without limitation, permits issued under applicable Environmental Requirements.
     “Permitted Lien” means (i) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP on the Financial Statements; (ii) any statutory Lien arising in the ordinary course of business by operation of Law with respect to a Liability that is not yet due or delinquent; and (iii) Liens created pursuant to that certain Leasehold Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of September 1, 2006, granted by Project Company for the benefit of CoBank, ACB and that certain Pledge Agreement, dated as of October 1, 2007, among Seller, Renegy, LLC, Renegy Trucking, LLC, Project Company and CoBank, ACB.

     “Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.
     “Project” has the meaning set forth in the forepart of this Agreement.
     “Project Company” has the meaning set forth in the forepart of this Agreement, and shall include any successor of the Project Company.
     “Project Debt Documents” means the CoBank Credit Agreement and all other credit agreements, reimbursement agreements, trust indentures, depositary agreements, mortgages, security agreements, leases, leveraged leases, synthetic leases, sale-leasebacks or other similar transactions or other documents under which development, construction or permanent financing has been obtained (including any credit enhancement, leveraged lease, synthetic lease or otherwise) to provide funds (in whole or in part) for the acquisition, development, construction or operation of all or any part of the Project or any refinancing of any thereof.
     “Project Documents” means the Project Debt Documents and all other Material Contracts.
     “PUHCA” has the meaning set forth in Section 3.17(a).
     “Purchase Price” has the meaning set forth in Section 2.02.
     “Purchased Interests” has the meaning set forth in the forepart of this Agreement.
     “Purchaser” has the meaning set forth in the forepart of this Agreement, and includes its successors and assigns.
     “Purchaser Indemnified Parties” means Purchaser and each of Purchaser’s Affiliates, members and direct and indirect beneficial owners, and each of their respective officers, directors, stockholders, members, managers, employees, representatives, agents, successors and assigns.
     “Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping or disposing into the Environment of any Hazardous Material.
     “Representatives” has the meaning set forth in Section 5.02.
     “Rescission Event” has the meaning set forth in Section 12.03.
     “Security Agreement” means that certain Security Agreement substantially in the form of Exhibit K hereto, dated as of the Closing Date, between Seller, as grantor, and Purchaser, as secured party.
     “Seller” has the meaning set forth in the forepart of this Agreement, and includes its successors and assigns.

     “Seller Indemnified Parties” means Seller and each of Seller’s Affiliates, members and direct and indirect beneficial owners, and each of their respective officers, directors, stockholders, members, managers, employees, representatives, agents, successors and assigns.
     “Tax Credit” means the renewable electricity production credit allowable pursuant to Section 45 of the Code.
     “Tax Returns” means any report, form, return, statement or other information (including any amendments) required to be supplied to a Governmental or Regulatory Authority by the Project Company with respect to Taxes, including information returns, any amendments thereof or schedule or attachment thereto, and any documents with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.
     “Taxes” means any income, gross or net receipts, property, sales, use, capital gain, transfer, excise, license, production, franchise, employment, social security, occupation, payroll, registration, governmental pension or insurance, withholding, royalty, severance, stamp or documentary, value added, or other tax, charge, assessment, duty, levy, compulsory loan, business or occupation (including any interest, additions to tax, or civil or criminal penalties thereon) of the United States or any state or local jurisdiction therein, or of any other nation or any jurisdiction therein.
     “Transfer Taxes” has the meaning set forth in Section 9.01(d).
     1.02. Interpretation.
          (a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the words “include” and “including” are not words of limitation and shall be deemed to followed by the words “without limitation;” (vi) the use of the word “or” to connect two or more phrases shall be construed as inclusive of all such phrases (e.g., “A or B” means “A or B, or both”); and (vii) the phrase “ordinary course of business” refers to the business of the Project Company.
          (b) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.
          (c) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
          (d) Unless the context otherwise requires, a reference to any Law includes any amendment, modification or successor thereto.
          (e) Any representation or warranty contained herein as to the enforceability of a Contract shall be subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or other similar law affecting the enforcement of creditors’ rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          (f) In the event of a conflict between any of the terms of this Agreement and any exhibit, schedule or appendix hereto, the terms of this Agreement shall control.
          (g) The paragraph headings contained herein have been used solely for convenience, and are not intended to describe, interpret, define or limit the scope of this Agreement.
          (h) Conflicts or discrepancies, errors, or omissions in this Agreement or the various documents delivered in connection with this Agreement will not be strictly construed against the drafter of the contract language; rather, they shall be resolved by applying the most reasonable interpretation under the circumstances, giving full consideration to the intentions of the Parties at the time of contracting.
          (i) A reference to any agreement or document is to that agreement or document as amended, novated, supplemented or replaced from time to time.
          (j) Any reference herein to a time of day means New York City time.
          (k) As used herein the phrase “to Seller’s knowledge” or “to the best of Seller’s knowledge” or any phrase of similar import means, with respect to any matter, the actual knowledge of any of Bob Worsley, Rob Zack, Hugh Smith or Eric Bombgardner.
ARTICLE 2
SALE OF MEMBERSHIP INTERESTS AND CLOSING
     2.01. Purchase and Sale. Upon the terms and subject to the conditions and in reliance upon the representations and warranties set forth in this Agreement, Seller shall sell, assign, transfer and convey, free and clear of any Liens (other than Permitted Liens or Liens created or suffered to exist by Purchaser), to Purchaser, and Purchaser shall purchase from Seller and accept the sale, assignment, transfer and conveyance of, all right, title and interest in and to the Purchased Interests at the Closing.
     2.02. Purchase Price. In consideration of the purchase and sale herein described, Purchaser shall transfer to the Deposit Account at the Closing, $12,300,000 in immediately available funds, which amount (subject to adjustment as herein provided, the “Purchase Price”) shall be subject to withdrawal as follows:
          (a) Within one Business Day following the Contingent Events Date, Seller shall be entitled to withdraw all amounts in the Deposit Account less the Holdback Amount and any amounts payable pursuant to Section 2.02(e) (the “Base Amount”) and Purchaser shall instruct the Depository Bank to immediately allow Seller to so withdraw the Base Amount from the Deposit Account within such time period; provided, that prior to the Contingent Events Date (i) the Purchaser has not timely elected to rescind this transaction pursuant to Section 12.03 and (ii) neither the Manager (as defined in the LLC Agreement) nor any of its Affiliates have taken any action on behalf of the Project Company that would, in the absence of the Side Letter, require Purchaser’s consent (in which event Purchaser shall be entitled to receive from the Base Amount an amount equal to the diminution in value of the Class A Interest directly attributable to any such action taken by Manager or its Affiliates on behalf of the Project Company, and Seller shall receive the balance of the Base Amount).
          (b) Seller shall be entitled to immediately withdraw the Holdback Amount and all other amounts then remaining in the Deposit Account (and Purchaser shall so instruct the Depository Bank to allow Seller to so withdraw such amounts) upon the earlier of:
(i)	the fifth anniversary of the Closing Date; provided, that as of such date (x) there then exists no Default or Event of Default (as such terms are defined in the CoBank Credit Agreement), (y) the Project Company owns the Project and (z) Purchaser has not been divested of the Purchased Interests by foreclosure or other exercise by CoBank ACB or any other lenders under the CoBank Credit Agreement of their remedies under the Pledge and Security Agreement dated as of January 1, 2009 between Purchaser and CoBank covering the Purchased Interests (a “Class A Foreclosure Event”); and

(ii)	the seventh anniversary of the Closing Date, provided, that as of such date (x) the Project Company owns the Project and (y) Purchaser had not been divested of the Purchased Interests by a Class A Foreclosure Event,
(in each such case of clauses (i) and (ii), the “Holdback Amount Release Date”), it being understood that if the conditions of clause (ii) above are not met as of the seventh anniversary of the Closing Date or upon the earlier occurrence of a Class A Foreclosure Event (each, a “Holdback Return Event”), whichever shall first occur, then Seller shall instruct the Depository Bank to immediately pay over the Holdback Amount and all other amounts then in the Deposit Account to Purchaser and such amounts shall be treated as an adjustment to the Purchase Price.
          (c) After the Base Amount has been released to Seller, the Depository Bank shall allow Seller to withdraw from the Deposit Account all accrued interest on the Holdback Amount on the last day of each calendar quarter, commencing March 31, 2009 and continuing until the Depository Bank has received notice from Seller and Purchaser of the occurrence of the Holdback Amount Release Date or from Purchaser and Seller of the occurrence of a Holdback Return Event, whichever shall first occur, and Purchaser shall so instruct the Depository Bank to allow Seller to so withdraw such amounts.
          (d) Purchaser agrees that notwithstanding any provision to the contrary set forth in the Deposit Account Control Agreement (and any related rights thereunder) it shall not withdraw (or take any action to withdraw) any portion of the funds in the Deposit Account unless and until it is specifically permitted to do so under the applicable provisions of Sections 2.02 and 12.03 hereof.

          (e) Seller and Purchaser shall instruct the Depository Bank to pay out of the Deposit Account immediately following the Contingent Events Date all amounts owed to (i) Meridian Investments, upon delivery by Meridian Investments to the Seller of a receipt and release of all claims against Purchaser, Seller and the Project Company therefor (in form and substance reasonably satisfactory to Purchaser), and (ii) such other Persons as Seller may direct.
     2.03. Closing.
          (a) The closing of the transactions described in Section 2.03 (the “Closing”) will take place, subject to the satisfaction of the conditions contained in Article 7 and Article 8, at the offices of Greenberg Traurig, P.A., 5100 Town Center Circle, Suite 400, Boca Raton FL, or at such other place as the Parties mutually agree, at 10:00 A.M. local time, on January 2, 2009 or on such other date as the Parties mutually agree upon in writing (the “Closing Date”).
          (b) At the Closing, Purchaser shall transfer to the Deposit Account that amount of the Purchase Price set forth in Section 2.02. Simultaneously, Seller shall (i) deliver an executed Pledge Agreement covering the “Class B Membership Interests” (as such term is defined in the LLC Agreement) as security for Seller’s indemnification obligations arising under this Agreement, (ii) deliver an executed Security Agreement as security for Seller’s obligations to refund to Purchaser the Purchase Price, or any portion thereof, pursuant to Section 2.02(b) or Section 12.03, and (iii) assign and transfer to Purchaser the Purchased Interests by delivering to Purchaser an executed Assignment of Interests with respect to the Purchased Interests. Purchaser acknowledges that the Class B Membership Interests pledged under the Pledge Agreement have previously been pledged to the Lender under the Project Debt Documents and that the pledge under the Pledge Agreement shall be subordinate, in all respects, to the pledge of the Class B Membership Interests set forth in the applicable Project Debt Document.
          (c) At the Closing, there shall also be delivered to Seller and Purchaser the opinions, certificates and other documents and instruments to be delivered on the Closing Date pursuant to Article 7 and Article 8.
     2.04. Further Assurances; Post-Closing Cooperation.
          (a) Subject to the terms and conditions of this Agreement, from time to time after the Closing, each of the Parties shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement and evidence the transfer of the Purchased Interests.
          (b) If, in order to properly prepare its Tax Returns, other documents or reports required to be filed with Governmental or Regulatory Authorities or its financial statements or to fulfill its obligations hereunder, it is necessary that a Party be furnished with additional information, documents or records relating to the business of the Project Company, and such information, documents or records are in the possession or control of the other Party, such other Party agrees to use commercially reasonable efforts to furnish or make available such information, documents or records (or copies thereof) at the recipient’s request, cost and expense.

          (c) Notwithstanding anything to the contrary contained in this Section 2.04, if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with any provision of this Section 2.04 will be subject to any applicable rules relating to discovery.
          (d) Any information obtained by Seller or the Project Company in accordance with this Section shall be held confidential by the recipient in accordance with Section 13.05.
     2.05. Repurchase of Purchased Interests. Notwithstanding any provision to the contrary set forth herein or in the LLC Agreement, for the twelve-month period immediately following the expiration of the Preference Period (as such term is defined in the LLC Agreement) Seller shall have the right to repurchase all (but not less than all) of the Purchased Interests in accordance with the following procedure:
          (a) Seller shall give Purchaser written notice during such twelve-month period specifying that it wants to repurchase the Purchased Interests, which notice shall specify a date not less than 30 days from the date of such notice at which the closing of such repurchase shall occur (provided, that if an appraisal is conducted pursuant to Section 2.05(c) below, the closing of such repurchase shall occur on the fifth Business Day following receipt of the independent appraiser’s report, unless the Parties agree otherwise);
          (b) at the closing of such repurchase the Purchaser shall deliver to the Seller any certificate which may have been issued evidencing the Purchased Interests together with such other documents as the Seller may reasonably request in connection with such transaction and the Seller shall deliver to the Purchaser the price to be paid for such repurchase, which price (the “Repurchase Price”) shall be calculated as follows: (i) if the repurchase occurs on or prior to the end of the Debt Repayment Period (as such term is defined in the LLC Agreement) the Repurchase Price shall be the greater of (A) the then current fair market value for the Purchased Interests (as determined by any independent valuation expert selected jointly by the Parties, or, if the Parties cannot agree on such an expert, determined in accordance with the procedure set forth in Section 2.05(c) below) and (B) an amount such that the aggregate cumulative returns to Purchaser on an After-Tax Basis on the sum of (x) all capital contributions made by the Purchaser to the Project Company and (y) the Purchase Price, is equal to or greater than 20.52% per annum; provided, that the returns on an After-Tax Basis shall be determined based on the net after tax effect of all allocations of income, loss, deductions and credits (including Tax liability, as defined in the LLC Agreement) and all distributions made to the Purchaser at or prior to such determination and shall assume an effective tax rate of 35% and the full utilization by the Purchaser of all tax items allocated to it under the LLC Agreement or otherwise; and (ii) if the repurchase occurs after the end of the Debt Repayment Period, the Repurchase Price shall be the then-current fair market value of the Purchased Interests;
          (c) if Purchaser disputes Seller’s calculation of the Repurchase Price pursuant to Section 2.05(b) above, it shall notify Seller of such fact and if the Parties are unable to agree upon a price constituting the “Repurchase Price” within 15 days after receipt of such notice then either Party may deliver notice (an “Appraisal Notice”) to the other Party that the Party elects to have the Repurchase Price determined by an independent appraiser. The Party making such election shall propose an independent appraiser in the Appraisal Notice. If the Parties are unable to agree on an independent appraiser within 10 Business Days after delivery of the Appraisal Notice, then either Party may request the American Arbitration Association to designate the independent appraisal and furnish a written report thereof to each Party within 20 Business Days of such designation. The independent appraiser’s review shall be conducted in accordance with applicable Law and its determination of the Repurchase Price shall be final and binding on the Parties for all purposes. The fees and expenses of the independent appraiser shall be borne equally by the Parties;
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER
     As of the date hereof and as of the Closing Date, Seller hereby represents and warrants to Purchaser as follows:
     3.01. Existence. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has full power and authority to execute and deliver this Agreement and all other agreements, instruments and documents to be executed and delivered hereunder or in connection herewith and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby including to own, hold, sell and transfer the Purchased Interests.
     3.02. Authority. The execution and delivery by Seller of this Agreement and all other agreements, instruments and documents to be executed and delivered by Seller hereunder or in connection herewith and the performance by Seller of its obligations hereunder and thereunder have been duly and validly authorized by all appropriate action in accordance with the organizational and governing documents of Seller and applicable Law. This Agreement and all other agreements, instruments and documents which have been executed and delivered by Seller hereunder or in connection herewith have been duly and validly executed and delivered by Seller and, assuming valid execution and delivery by Purchaser, constitute the legal, valid and binding obligations of Seller enforceable against Seller in accordance with their terms.
     3.03. Organization of the Project Company. The Project Company is a limited liability company validly existing and in good standing under the laws of the State of Arizona, and has full power and authority to conduct its business as and to the extent now conducted and as contemplated by this Agreement and the LLC Agreement and to own, use, lease and operate all of its Assets and Properties. The Project Company is in good standing under the laws of the State of Arizona. The Project Company is not in default of any of the terms or conditions of any of its governing documents, and Seller has complied with all requirements set forth in the LLC Agreement or required by Law to effect the transfer of the Purchased Interests.
     3.04. Membership Interests. Seller owns, beneficially and of record, and has good, valid and transferable title (free and clear of all Liens other than Permitted Liens) to one hundred percent (100%) of the Membership Interests of the Project Company, which Membership Interests constitute 100% of the authorized equity interests in the Project Company. The Membership Interests are duly authorized, validly issued, outstanding and fully paid and were issued in compliance with all applicable Laws and not in violation of the preemptive rights of any Person. The Project Company has not issued any certificates or other instruments to evidence the Membership Interests. Except for this Agreement, the LLC Agreement and any Liens created in favor of Lenders under the Project Debt Documents, there are no outstanding Equity Options with respect to the Project Company or the Membership Interests, including without limitation, any obligation (contingent or otherwise) by the Project Company or Seller to purchase, redeem, or otherwise acquire any shares of capital stock or membership or other ownership interests, as the case may be, or to pay any dividend or make any distribution in respect thereof. There are no Membership Interests reserved for issuance for any purpose. The delivery of the Assignment of Interests in the manner provided in Section 2.03 will transfer to Purchaser good and valid title to the Purchased Interests, free and clear of all Liens, other than Liens created or suffered to exist by Purchaser or Liens created or existing under the Project Debt Documents.
     3.05. Subsidiaries; No Other Business. The Project Company does not own, of record or beneficially, or control, directly or indirectly, or have any commitment to purchase any capital stock, securities convertible into capital stock or other equity or ownership or proprietary interest in any Person, nor does the Project Company have any direct or indirect subsidiaries. The Project Company does not conduct, and has never conducted, (a) any business other than the development and ownership of the Project or (b) any operations other than those incidental to the development and ownership of the Project.
     3.06. No Conflicts. The execution and delivery by Seller of this Agreement and the performance by Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:
          (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the LLC Agreement or the organizational documents of Seller;
          (b) subject to obtaining any consents, approvals and actions, making any filings and giving any notices disclosed in Schedule 3.06, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Seller (other than such conflicts, violations or breaches as would occur solely as a result of the identity or the legal or regulatory status of Purchaser or any of its Affiliates); or
          (c) except as disclosed in Schedule 3.06, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Seller or the Project Company to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, or (v) result in the creation or imposition of any Lien upon Seller or the Project Company or any of their respective Assets and Properties under, any Material Contract or Permit to which Seller or the Project Company is a party or by which any of their respective Assets and Properties is bound.
     3.07. Governmental Approvals and Filings. Except as set forth in Schedule 3.07, no Governmental Approval on the part of Seller or the Project Company is required by FERC, the Arizona Corporation Commission or any other Governmental or Regulatory Authority in connection with the execution, delivery, compliance with, or performance of this Agreement or the consummation of the transactions contemplated hereby, except those as would be required solely as a result of the identity or the legal or regulatory status of Purchaser or any of its Affiliates.
     3.08. Membership Records. Seller has provided or made available to Purchaser, prior to the date of this Agreement, true and correct copies of all membership resolutions and other similar membership records of the Project Company.
     3.09. Financial Statements and Condition.
          (a) Seller has delivered to Purchaser true and complete copies of balance sheets of the Project Company as of September 30, 2008 and the related statement of operations, members’ equity and cash flows for the nine month period ended September 30, 2008 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP (other than the omission of any notes thereto), and show all liabilities, direct and contingent, of the Project Company required to be shown in accordance with GAAP (excluding any notes thereto). Since September 30, 2008 there has been no material adverse change in the financial condition, business or Assets and Properties of the Project Company, except as set forth in Schedule 3.09. Without limiting the foregoing, the Project Company has not declared, paid or made any dividend or other distribution after the date of the Financial Statements provided to Purchaser prior to the execution of this Agreement.
          (b) The Financial Statements fairly present the financial condition and results of operations of the Project Company as of the respective dates thereof and for the respective periods covered thereby.
          (c) The Project Company has no outstanding Liabilities, whether accrued, absolute, contingent or otherwise, of the type customarily reflected on a balance sheet prepared in accordance with GAAP for an entity engaged in a business similar to that of the Project Company, other than as and to the extent set forth or reserved for in the balance sheet contained in the Financial Statements for the Project Company, or arising in the ordinary course of business consistent with past practices.
     3.10. Taxes.
          (a) The Project Company and Seller have filed or caused to be filed (on a timely basis since its inception) all state, local and federal Tax Returns required to be filed by the Project Company and Seller with the appropriate Governmental or Regulatory Authorities in all jurisdictions in which such Tax Returns are required to be filed. Such Tax Returns are correct in all respects, and the Project Company and Seller have paid, or made adequate provision on the Financial Statements for payment of, all Taxes, assessments and other charges due and payable by the Project Company or the Seller. All Taxes required to be withheld by the Project Company and Seller have been collected and withheld, and have been either paid to the respective Governmental or Regulatory Authorities, set aside in accounts for such purpose, or accrued, reserved against, and entered upon the books and records of the Project Company and Seller, as applicable.

          (b) There are no (i) Actions or Proceedings currently pending or, to Seller’s knowledge, threatened against the Project Company or Seller (to the extent relating to the Project Company or its business, or any of the Project Company’s Assets or Properties) by any Governmental or Regulatory Authority for the assessment or collection of Taxes; (ii) audits or other examinations of any Tax Return of the Project Company or Seller (to the extent relating to the Project Company or its business, or any of the Project Company’s Assets or Properties) that are in progress, and neither the Project Company nor Seller has been notified of any request for examination; or (iii) claims for assessment or collection of Taxes that have been asserted against the Project Company or Seller. There are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Tax of the Project Company or Seller, and neither the Project Company nor Seller has requested any extensions of time within which to file any Tax Return. There are no Liens for unpaid or delinquent Taxes on any of the Purchased Interests or the Project Company’s Assets and Properties except for Liens for current Taxes not yet due and payable.
          (c) Neither the Project Company nor Seller is a “foreign person” within the meaning of Section 1445(f)(3) of the Code.
          (d) The Project Company is not a party to any Tax sharing, Tax indemnity, or similar agreements or arrangements that are currently enforceable against the Project Company.
          (e) The Project Company is a disregarded entity and the assets, liabilities and operations of the Project Company are treated as the assets, liabilities and operations of the Seller for federal and corresponding provisions of Arizona state Laws relating to income Taxes. The Project Company has not elected to be treated as an association taxable as a corporation for United States federal income Tax purposes.
          (f) Each of Seller and the Project Company has disclosed on its United States federal income Tax Return all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Neither Seller nor the Project Company has engaged in any reportable transactions that were required to be disclosed pursuant to Treasury Regulation Section 1.6011-4.
     3.11. Legal Proceedings. There are no Actions or Proceedings pending or to the knowledge of Seller, threatened against, relating to or affecting Seller or the Project Company or any of their respective Assets and Properties that reasonably could be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement. To the best knowledge of Seller, the Project Company is not subject to any Order other than the FERC Order with respect to the status of Project Company as an “exempt wholesale generator” under applicable Law.
     3.12. Bankruptcy. Neither Seller nor the Project Company has filed any voluntary petition in bankruptcy or been adjudicated as bankrupt or insolvent, filed any petition or answer seeking any reorganization, liquidation, dissolution or similar relief under any Federal bankruptcy act, insolvency, or other debtor relief law, nor sought or consented to or acquiesced in the appointment of any trustee, receiver, conservator or liquidator of all or any substantial part of its properties and Seller is not aware of any present threat by another person or entity to commence any of the foregoing proceedings against Seller, and Seller has no present intention to commence any such proceeding on its own behalf. Except for any assignment, security interest or other Lien granted to Lenders under the Project Debt Documents, neither Seller nor the Project Company has made any assignment of any of its Assets or Properties, respectively, for the benefit of creditors or been subject to any involuntary bankruptcy action or other petition by a third party seeking reorganization, liquidation, dissolution or similar relief under any Federal or State bankruptcy act, insolvency, or other debtor relief law. To the best knowledge of Seller, no Governmental or Regulatory Authority has entered any order appointing a receiver or trustee for any Assets or Properties of the Project Company or Seller or has assumed the custody of or sequestered any Assets or Properties of the Project Company or Seller and no attachment has been made on any Assets or Properties of the Project Company or any of the members thereof. As of the Effective Date Seller is not, and immediately after the Closing Seller will not be, “insolvent,” as that term is defined in applicable Law, and immediately after the Closing Seller will be able to pay its liabilities as they mature.
     3.13. Permits. Schedule 3.13 lists all material Permits owned or validly held by the Project Company, and Seller has provided or has made available to Purchaser or their representatives true and correct copies of all such Permits.
     3.14. Compliance With Laws, Orders and Regulatory Matters.
          (a) The Project Company is not in violation of or in default under any Law or Order applicable to the Project Company or any of its Assets and Properties.
          (b) Except as set forth on Schedule 3.14, (i) the Project Company has all Permits required to be obtained by the Project Company (including under Environmental Requirements for (A) the business and operations of the Project as currently conducted and (B) to occupy and operate its Assets and Properties, in each case where the absence of such Permit would have a material adverse effect on the ability of the Project Company to continue to own its Assets and Properties and operate the Project as currently operated; (ii) all such Permits are validly issued, final and in full force and effect; (iii) the Project Company is in material compliance with such Permits and all applicable Laws, and all reporting obligations of Governmental and Regulatory Authorities in connection with such Permits; (iv) to Seller’s knowledge, there is no pending notice alleging, and there are no current material violations of, any such Permit or Law, nor any circumstances that, without redress in the normal course, which is likely to cause a material violation of any such Permit or Law or the revocation or limitation of any such Permit; and (v) there are no claims or proceedings, pending or, to Seller’s knowledge, threatened, challenging the validity of or seeking to revoke, discontinue or materially alter any such Permit.
     3.15. Employees. The Project Company does not have any employees. Neither the Project Company nor, to Seller’s knowledge, any member of its Company Controlled Group now maintains or contributes to, has ever maintained or contributed to, or has any plans or commitments for, (i) any employee pension benefit plan (as such term is defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or (ii) any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA). Neither the Project Company nor, to Seller’s knowledge, any member of its Company Controlled Group has ever contributed to, or been obligated to contribute to, a multiemployer plan (as such term is defined in ERISA Section 3(37)). For purposes of this Agreement, “Company Controlled Group” means a controlled or affiliated group within the meaning of Code Section 414(b), (c), (m), or (o) of which the Project Company is a member.
     3.16. Insurance. The Project Company has in effect the insurance coverage listed in Schedule 3.16 and as referenced under the Project Debt Documents and such coverage remains in full force and effect as of the date hereof.
     3.17. Regulatory Status.
          (a) The Project Company is, and has received an Order from FERC confirming its status as, an “exempt wholesale generator” within the meaning of the Public Utility Holding Project Company Act of 2005, as amended (“PUHCA”). The Project is, and the Project Company has received an Order from FERC confirming that, the Project is an “eligible facility” within the meaning of 18 CFR 366.1 and the definitions incorporated therein from the Public Utility Holding Project Company Act of 1935. The Project Company has received an Order from FERC authorizing the Project Company to sell electricity at market-based rates. Based on its status as an “exempt wholesale generator” under PUHCA, the Project Company will not be subject to regulation under PUHCA, except that it will be considered an “electric utility company,” “public utility” and “public-utility company” under PUHCA, and subject to regulation as such under the Federal Power Act.
          (b) The Project Company is not, and following the Closing will not be, subject to regulation as a “public utility” or “public service corporation” under the laws of the State of Arizona.
          (c) Neither Seller nor the Project Company is an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act or an “investment advisor” within the meaning of the Investment Company Act.
     3.18. Brokers. Except as set forth on Schedule 3.18, no Person acting or purporting to act on behalf of Seller or the Project Company is, or will be, entitled to any commission or broker’s or finder’s fee from either Party, or any Person respecting the transactions contemplated by this Agreement. All fees of any Persons listed on Schedule 3.18 shall be paid by Seller, and such Persons will, after such payment, have no claim against Purchaser or the Project Company for any fees.
     3.19. Intellectual Property. Except as may be set forth on Schedule 3.19 and in each case of clauses (a) through (c) below where the absence of such rights or title, as applicable, would have a material adverse effect on the ability of the Project Company to continue to own its Assets and Properties and operate the Project as currently operated, (a) the Project Company has all material patents, patent rights, trademarks, trade names or service marks, copyrights, inventions, formulas, confidential proprietary technical information, trade secrets, know-how or other intellectual property (individually and collectively, “Intellectual Property”) whether registered or unregistered, or applications with respect thereto, required in connection with its business and operations as presently and formerly conducted; (b) the Project Company is the exclusive owner of its respective Intellectual Property, and the inventions covered thereby, if any, free and clear of all Liens except Permitted Liens; and (c) to the knowledge of Seller, the Project Company is not infringing or conflicting with, or otherwise acting adversely to, any rights of third parties in respect of its use of any Intellectual Property. Subject to the preceding sentence, the Project Company has taken all reasonably necessary actions to ensure usual and customary protection under any applicable Law for all such Intellectual Property in connection with the operation of the Project Company’s Assets and Properties, wherever located (including, without limitation, maintaining the secrecy of all confidential Intellectual Property).
     3.20. Disclosure. Seller has made available for review by Purchaser copies of all Books and Records in its possession relating to the Project Company which contain any material data or information with respect to the ownership or development of the Project.
     3.21. Environmental Law Compliance. Except as set forth in Schedule 3.21 hereto,
          (a) the Project Company is in compliance in all material respects with all applicable Environmental Requirements and there is no uncured violation of any Environmental Requirement with respect to any of the Project Company’s operations or the Assets or Properties which would have a material adverse effect on the continued operation of the Project;
          (b) there are no pending or, to Seller’s knowledge, threatened Environmental Claims against the Project Company or with respect to the Assets and Properties;
          (c) to Seller’s knowledge, none of the Project Company, its Affiliates or any owner thereof have (i) treated, stored, handled, Released, transported, arranged for the transportation or disposal of, or disposed of any Hazardous Materials in a manner or to a location that could reasonably be expected to result in any material Environmental Claim against the Project Company, (ii) owned, leased, operated or occupied any real property or facility where a Release of any Hazardous Materials has occurred, which Release would reasonably be expected to result in a material Environmental Claim against the Project Company, or (iii) contractually retained or assumed, any material liability or any material investigatory, corrective or remedial obligation of any other Person arising under any Environmental Requirement which could have a material adverse effect on the Project Company or its operations;
          (d) the Project Company has obtained and maintains in full force and effect all material Permits required under Environmental Requirements for its business or operations and for the occupancy of its respective real properties, and the Project Company is in compliance in all material respects with the terms and conditions of all such Permits, and no actions are pending, or to Seller’s knowledge, threatened, to revoke, terminate, limit, cancel, amend, challenge or appeal any such Permits; and
          (e) there are no other reports in the custody of Project Company or Seller relating to any Hazardous Materials or Environmental Claims involving the Project or the Assets and Properties, except those required to be prepared pursuant to Environmental Requirements in the ordinary course of business.

     3.22. Transactions With Certain Persons. All transactions, agreements and contracts between the Project Company and Seller or any Affiliate of Seller are on economic terms and conditions that are not materially different from comparable transactions, agreements and contracts entered into by Persons in the same or similar business as the Project Company in arms’ length transactions with unrelated Persons.
     3.23. No Defects. To Seller’s knowledge, the Assets and Properties of the Project Company are in reasonably good working order and condition, in all material respects, ordinary wear and tear excepted.
     3.24. Project Documents. The Project Company has duly authorized, executed and delivered each Project Document (or assignment pursuant to which it assumes or becomes a party to such Project Document) to which it is a party, and each Project Document to which it is a party is valid, binding and enforceable against each party to such Project Document in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws in effect from time to time relating to or affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law), will continue to be so enforceable and in full force and effect on identical terms immediately following the consummation of the transactions contemplated by this Agreement, and the Project Company is not, nor to Seller’s knowledge is any other party thereto, in default of any provision thereof which would have material adverse effect on the Project and no event has occurred, or as a result of the transactions contemplated by this Agreement, will occur, which with the giving of notice, lapse of time, or both would become such a breach, default or violation thereunder. Schedule 3.24 contains a list of all written agreements, contracts, commitments, understandings and other obligations to which the Project Company is a party or is otherwise subject or bound, which requires the payment by any party thereto of, or pursuant to which the liability of any party thereto upon a breach or default thereof would equal or exceed, or would reasonably be expected to equal or exceed, $150,000, singly or in the aggregate, in any period of twelve (12) months (collectively, “Material Contracts”). Seller has made available for review by Purchaser true and correct copies of the Project Documents.
     3.25. In-Service Representation. The Project Company is the “owner” of the Project and is the “producer” of the electricity from the Project, in each case, for purposes of Section 45(d)(3)(C) of the Code. Neither clause (i) nor clause (ii) of Section 45(b)(4)(B) of the Code applies to the Project because the Project was “originally placed in service” (for purposes of Section 45(b)(4)(B) of the Code and Section 45(d)(3)(A)(ii) of the Code) on June 10, 2008.
     3.26. Base Case Projections. To Seller’s knowledge, the Base Case Projections were made in good faith and the assumptions upon which such projections were made were (when made) reasonable in the good faith judgment of Seller based on information known to Seller at such time; provided, however, Purchaser acknowledges that the Base Case Projections may not be accurate due to unforeseen or other intervening events or circumstances, including any economic downturn, and are not guaranteed in any respect.

     3.27. Properties and Encumbrances
          (a) Schedule 3.27 contains a description of all tracts or parcels of, or other interests in, real property owned or leased by the Project Company and lists all instruments evidencing the Project Company’s real property interests.
          (b) The Project Company has good and marketable fee simple title to each tract or parcel of, or other interest in, such owned real property, and, as of the Closing Date, such Properties shall be free and clear of all Liens, other than the Permitted Liens. The Project Company has the right to use such leased real property in accordance with the terms of the applicable lease to which it is a party for the conduct of its business as presently conducted.
          (c) Each of the leases is valid, binding and enforceable in accordance with its terms, and no renewal, extension or termination options have been granted to any party thereunder other than as expressly set forth therein. All rents, royalties and other payments due from Seller or the Project Company as of the Closing Date on each of the leases shall have been paid in full as of the Closing Date.
          (d) Seller has received no written notice of any condemnation proceedings pending against any of the Project Company’s real property interests.
          (e) Seller has provided or made available to Purchaser or its representatives all title insurance policies, title opinions or reports, surveys, environmental reports and other similar instruments or documents, and all amendments thereof in its possession, relating to the Project Company’s real property interests.
          (f) Schedule 3.27 lists all leases of personal property and equipment to which the Project Company is a party. Except as set forth on Schedule 3.27, the Project Company has or will have as of the Closing Date good, insurable and valid title to, or a valid leasehold interest pursuant to valid leases in, all of the personal property incorporated into the Project, including, without limitation, all the personal property reflected in the Financial Statements and as described in this Agreement. As of the Closing Date, all of such personal property shall be free and clear of all Liens, other than Permitted Liens.
     3.28. Affiliate Valuations. For purposes of classifying the liabilities of the Project Company as “recourse liabilities” or “nonrecourse liabilities” within the meaning of Section 752 of the Code as of the date hereof, and in particular, for purposes of Treasury Regulations Section 1.752-2(k) (and to the extent applicable, Treasury Regulations Section 1.752-2(h)), (a) each of Renegy Trucking, LLC and Renegy, LLC, two of the co-borrowers under that certain Amended and Restated Credit Agreement, dated January 1, 2009, among the Project Company, Renegy, LLC, Renegy Trucking, LLC and CoBank, ACB (the “CoBank Credit Agreement”), is disregarded as an entity separate from Seller under Treasury Regulations Sections 301.7701-1 through 301.7701-3 and (b) the aggregate “net value” (as defined in Treasury Regulations Section 1.752-2(k)(2)) of the two co-borrowers is not materially greater or less than $10.53 Million as of the date hereof.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     As of the date hereof and as of the Closing Date, Purchaser hereby represents and warrants to Seller as follows:
     4.01. Existence. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has full power and authority to execute and deliver this Agreement and all other agreements, instruments and documents to be executed and delivered hereunder or in connection herewith and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby including purchasing the Purchased Interests.
     4.02. Authority. The execution and delivery by Purchaser of this Agreement and all other agreements, instruments and documents to be executed and delivered by Purchaser hereunder or in connection herewith, and the performance by Purchaser of its obligations hereunder, have been duly and validly authorized by all appropriate actions in accordance with the organizational and governing documents of Purchaser and applicable Law. This Agreement and all other agreements, instruments and documents which have been executed and delivered by Purchaser hereunder or in connection herewith have been duly and validly executed and delivered by Purchaser and, assuming valid execution and delivery by Seller, constitute legal, valid and binding obligations of Purchaser enforceable against it in accordance with its terms.
     4.03. No Conflicts. The execution and delivery by Purchaser of this Agreement do not, and the performance by Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby and thereby will not:
          (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the limited liability company agreement of Purchaser;
          (b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Schedule 4.03, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Purchaser or any of its Assets and Properties; or except as disclosed in Schedule 4.03 (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien upon Purchaser or any of its Assets or Properties under, any material Contract or License to which Purchaser is a party or by which any of its Assets and Properties is bound.
     4.04. Governmental Approvals and Filings. Except as disclosed in Schedule 4.04, no Governmental Approval on the part of Purchaser is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.
     4.05. Legal Proceedings. There are no Actions or Proceedings pending or, to the knowledge of Purchaser, threatened against, relating to or affecting Purchaser or any of its Assets and Properties which could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.
     4.06. Purchase for Investment. The Purchased Interests will be acquired by Purchaser for its own account for the purpose of investment and not with a view to their resale or distribution, it being understood that the right to dispose of such Membership Interests shall be subject to all applicable terms of the LLC Agreement and this Agreement and for the requirements of applicable securities laws. Purchaser will refrain from transferring or otherwise disposing of any of the Membership Interests, or any interest therein, in such manner as to cause Seller to be in violation of the registration requirements of the Securities Act of 1933, as amended, or any applicable state securities or blue sky laws. Purchaser is aware that the Purchased Interests are not registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any state or foreign securities laws. Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D of the Securities Act.
     4.07. Investigation. Purchaser acknowledges that, except for the matters that are expressly covered by the provisions of this Agreement, it is relying on its own investigation and analysis in entering into the transactions contemplated hereby. Purchaser is knowledgeable about the industry in which the Project Company operates and is capable of evaluating the merits and risks of the purchase of the Purchased Interest as contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. Purchaser has been afforded full access to the books and records, facilities and personnel of the Project Company and the Seller for purposes of conducting a full due diligence investigation of the Project Company and its business, and have conducted a full due diligence investigation of the Project Company and its business.
     4.08. Disclaimer Regarding Condition. Without limitation of any representation of warranty or agreement of the Seller herein contained, the Purchaser acknowledges that except as set forth in this Agreement, (a) it is accepting the Purchased Interests, in an “As-Is” “Where-Is” condition as of the Closing and that (b) THE SELLER MAKES NO WARRANTY WITH RESPECT TO THE VALUE OF THE PURCHASED INTERESTS OR ANY RIGHTS THEREUNDER OR THE VALUE, CONDITION OR USE OF THE PROJECT COMPANY, OR ITS ASSETS, WHETHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR THE AVAILABILITY OF ANY TAX BENEFITS FROM SUCH PURCHASED INTERESTS.
     4.09. Brokers. No Person acting or purporting to act on behalf of Purchaser is, or will be, entitled to any commission or broker’s or finder’s fee from either Party, or any Person respecting the transactions contemplated by this Agreement, other than Meridian Investments, whose fee shall be paid by Seller.

ARTICLE 5
COVENANTS OF SELLER
     Seller covenants and agrees with Purchaser that, at all times from and after the date hereof until the Closing, Seller will comply with all covenants and provisions of this Article 5, except to the extent Purchaser may otherwise consent in writing.
     5.01. Regulatory and Other Approvals. Seller will, and will cause the Project Company to, as promptly as practicable (a) take all commercially reasonable steps necessary or desirable to obtain all Governmental Approvals and all consents, approvals or actions of, make all filings with any other Person required of either Seller or the Project Company to consummate the transactions contemplated hereby; (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as such Governmental or Regulatory Authorities or other Persons may reasonably request in connection therewith and (c) provide reasonable cooperation to Purchaser in connection with the performance of its obligations under Section 6.01.
     5.02. Investigation by Purchaser. Seller will, and will cause the Project Company to, (a) provide Purchaser and its directors, officers, partners, managers, employees, affiliates, controlling persons, representatives (including financial advisors, attorneys and accountants) and agents (together, “Representatives”) with full access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of the Project Company and its Assets and Properties and Books and Records, but only to the extent that such access does not unreasonably interfere with the business and operations of the Project Company, and (b) furnish Purchaser and such other Persons with all such information and data (including copies of Contracts, and Books and Records) concerning the business and operations of the Project Company as Purchaser or any of such other Persons reasonably may request in connection with such investigation, except to the extent that furnishing any such information or data would violate any Law, Order, Contract or License applicable to Seller or the Project Company or by which any of their respective Assets and Properties is bound.
     5.03. Conduct of Business; Compliance with Law. Seller will cause the Project Company to conduct business in the ordinary course, consistent with its applicable Contracts, Licenses, and Government Approvals. Seller will cause the Project Company to comply in all material respects with all applicable Laws (including all Environmental Requirements).
     5.04. Certain Restrictions. Seller shall cause the Project Company to refrain from:
          (a) amending the LLC Agreement or taking any action with respect to any such amendment or any recapitalization, reorganization, liquidation or dissolution of the Project Company;
          (b) authorizing, issuing, selling or otherwise disposing of any Membership Interests or Equity Options with respect to the Project Company;
          (c) declaring, setting aside or paying any distribution with respect to its Membership Interests (other than in accordance with the LLC Agreement);

          (d) redeeming or otherwise acquiring any of its Membership Interests or other securities;
          (e) acquiring, transferring or disposing of, or incurring any Lien (other than a Permitted Lien) on, any Membership Interests or Assets and Properties of the Project Company;
          (f) other than Indebtedness that will be repaid prior to or concurrently with the Closing voluntarily incurring or guaranteeing any Indebtedness, or waiving any right under any Indebtedness;
          (g) engaging with any Person in any merger or other business combination;
          (h) making any change in its fiscal year;
          (i) taking any action or engaging in any transaction that would cause any of the representations or warranties of Seller set forth in Article 3 hereof to be untrue as of the Closing Date in any material respect; or
          (j) entering into any Contract to do or engage in any of the foregoing.
     5.05. Cooperation. Seller agrees to use commercially reasonable efforts to confer and discuss, from time to time and as reasonably requested by Purchaser, the ongoing operations and business of the Project Company. Seller agrees to notify Purchaser promptly of any event after the date hereof which can reasonably be expected to result in a breach of any material representation or warranty or requirement to disclose under Article 3 or a material adverse change in the financial condition, business or Assets and Properties of the Project Company.
ARTICLE 6
COVENANTS OF PURCHASER
     Purchaser covenants and agrees with Seller that, at all times from and after the date hereof until the Closing, Purchaser will comply with all covenants and provisions of this Article 6, except to the extent Seller may otherwise consent in writing.
     6.01. Regulatory and Other Approvals. Purchaser will as promptly as practicable (a) take all commercially reasonable steps necessary or desirable to obtain all Governmental Approvals and all consents, approvals or actions of, make all filings with any other Person required, to Purchaser’ knowledge, for Purchaser to consummate the transactions contemplated hereby, (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as such Governmental or Regulatory Authorities or other Persons may reasonably request in connection therewith and (c) provide reasonable cooperation to Seller and the Project Company in connection with the performance of their obligations under Sections 5.01, 5.02, and 5.05.

ARTICLE 7
CONDITIONS TO OBLIGATIONS OF PURCHASER
     The obligations of Purchaser hereunder to purchase the Purchased Interests are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser):
     7.01. Representations and Warranties. The representations and warranties made by Seller in this Agreement, shall be true and correct in all material respects on and as of the Closing Date, as though made on and as of the Closing Date or, in the case of representations and warranties expressly made as of a specified date earlier than the Closing Date, on and as of such earlier date, and Seller shall have delivered to Purchaser a certificate, dated the Closing Date, to such effect.
     7.02. Performance. Seller shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Seller at or before the Closing, and Seller shall have delivered to Purchaser a certificate, dated the Closing Date, to such effect.
     7.03. Officers’ Certificates. Seller shall have delivered to Purchaser a certificate, dated the Closing Date and executed in the name and on behalf of Seller by the President or any Vice President (or comparable officer) of Seller substantially in the form and to the effect of Exhibit C, and a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of Seller, substantially in the form and to the effect of Exhibit D-1. The Purchaser shall have received a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of the Project Company, substantially in the form and to the effect of Exhibit D-2.
     7.04. Organizational Documents. Seller shall have delivered to Purchaser (a) a copy of the Certificate of Formation of Limited Liability Company of the Project Company certified as of a date not later than the Closing Date by the Secretary of State of the State of Arizona, and (b) certificates from the Secretary of State of Arizona as well as of any states in which the Project Company is qualified to do business, as of a date not later than the Closing Date, to the effect that the Project Company is in good standing in its state of organization or formation and in any state where it is qualified to do business.
     7.05. Project Documents. Seller shall have delivered fully executed copies of the Project Documents or, in the case of Project Documents which have not been executed as of the Closing Date, execution forms of any such Project Documents (to the extent readily available).
     7.06. Litigation, Orders and Laws. There shall not be in effect on the Closing Date any Action or Proceeding, Order or Law (a) restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or (b) seeking to place any Lien on the Membership Interests; and no Actions or Proceedings shall have been commenced or threatened by or before a Governmental or Regulatory Authority with respect to any of the transactions contemplated by this Agreement.

     7.07. Regulatory Consents and Approvals. Except as set forth in Schedule 7.07, all Governmental Approvals necessary to permit Purchaser, Seller and the Project Company to perform their obligations under this Agreement and to consummate the transactions contemplated hereby shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement shall have occurred.
     7.08. Third Party Consents. The consents (or in lieu thereof waivers) set forth in Schedule 3.06 shall have been obtained and shall be in full force and effect.
     7.09. Opinion of Counsel.
          (a) Purchaser shall have received the opinion of Greenberg Traurig LLP, counsel to Seller, dated the Closing Date, substantially in the form and to the effect of Exhibit E.
          (b) Purchaser shall have received an acceptable Tax opinion from Greenberg Traurig LLP, counsel to Seller, dated the Closing Date.
     7.10. LLC Agreement. Purchaser shall have received a copy of the LLC Agreement executed by Seller and such other executed documents as it shall reasonably request to evidence Purchaser’s agreement to be bound from and after the Closing by the terms and conditions of the LLC Agreement with respect to its Membership Interests.
     7.11. Non-Foreign Status. Seller shall have delivered to Purchaser a certification of non-foreign status substantially in the forms provided in Treasury Regulations Section 1.1445-2(b)(2)(iv).
     7.12. Other Matters. Purchaser shall have received such other documents, certificates and opinions as Purchaser, or their counsel, shall reasonably request by written notice to Seller not less than ten days prior to the Closing Date; in order to consummate the transactions herein contemplated.
     7.13. Pledge Agreement. Seller shall have delivered to Purchaser a Pledge Agreement covering the “Class B Membership Interests” (as such term is defined in the LLC Agreement) in substantially the form set forth in Exhibit A, as security for Seller’s payment, lending obligations, contribution obligations and indemnification and set-off obligations arising under this Agreement and the LLC Agreement.
     7.14. Credit Facilities. Purchaser shall have entered into (or shall contemporaneously be entering into) a standstill agreement with CoBank ACB relating to such Lender’s rights under the Project Debt Documents, on terms reasonably satisfactory to Purchaser.
     7.15. Deposit Account Control Agreement. Purchaser shall have received a copy of the Deposit Account Control Agreement, substantially in the form set forth in Exhibit I and duly executed by Seller and the Depository Bank.

     7.16. Side Letter. Purchaser shall have received a copy of the Side Letter Pending Receipt of Regulatory Approval dated January 1, 2009 by and between the Project Company, Seller and Purchaser, substantially in the form set forth in Exhibit J and duly executed by Seller and Project Company.
     7.17. Security Agreement. Purchaser shall have received a copy of the Security Agreement, substantially in the form set forth in Exhibit K and duly executed by Seller.
ARTICLE 8
CONDITIONS TO OBLIGATIONS OF SELLER
     The obligations of Seller hereunder to sell the Purchased Interests are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Seller):
     8.01. Representations and Warranties. The representations and warranties made by Purchaser in this Agreement, shall be true and correct in all material respects on and as of the Closing Date, as though made on and as of the Closing Date or, in the case of representations and warranties expressly made as of a specified date earlier than the Closing Date, on and as of such earlier date, and Purchaser shall have delivered to Seller a certificate, dated the Closing Date, to such effect.
     8.02. Performance. Purchaser shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Purchaser at or before the Closing, and Purchaser shall have delivered to Seller a certificate, dated the Closing Date, to such effect.
     8.03. Officers’ Certificates. Purchaser shall have delivered to Seller a certificate, dated the Closing Date and executed in the name and on behalf of Purchaser by the President or any Vice President of the manager of Purchaser on behalf of Purchaser, substantially in the form and to the effect of Exhibit F, and a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of the manager of Purchaser on behalf of Purchaser, substantially in the form and to the effect of Exhibit G.
     8.04. Litigation, Orders and Laws. There shall not be in effect on the Closing Date any Action or Proceeding, Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.
     8.05. Regulatory Consents and Approvals. All Governmental Approvals necessary to permit Seller, Purchaser and the Project Company to perform their obligations under this Agreement and to consummate the transactions contemplated hereby shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement shall have occurred.

     8.06. Third Party Consents. The Consents (or in lieu thereof waivers) set forth in Schedule 4.03 shall have been obtained and shall be in full force and effect, including without limitation the consent of the Lender under the Project Debt Documents.
     8.07. Opinion of Counsel. Seller shall have received the opinion of Pierce Atwood, LLP, counsel to Purchaser, dated the Closing Date, substantially in the form and to the effect of Exhibit H.
     8.08. LLC Agreement. Seller shall have received a copy of the LLC Agreement executed by Purchaser and such other executed documents as it shall reasonably request to evidence Purchaser’s agreement to be bound from and after the Closing by the terms and conditions of the LLC Agreement with respect to the Purchased Interests.
     8.09. Other Matters. Seller shall have received such other documents, certificates and opinions as Seller, or their counsel, shall reasonably request by written notice to Purchaser not less than ten days prior to the Closing Date, in order to consummate the transactions herein contemplated.
     8.10. Side Letter. Seller shall have received a copy of the Side Letter Pending Receipt of Regulatory Approval dated January 1, 2009 by and between the Project Company, Seller and Purchaser, substantially in the form set forth in Exhibit J and duly executed by Purchaser.
     8.11. Deposit Account Control Agreement. Seller shall have received a copy of the Deposit Account Control Agreement, substantially in the form set forth in Exhibit I and duly executed by Purchaser and the Depository Bank.
     8.12. Security Agreement. Seller shall have received a copy of the Security Agreement, substantially in the form set forth in Exhibit K and duly executed by Purchaser.
ARTICLE 9
TAX MATTERS
     9.01. Certain Taxes.
          (a) All Taxes of the Project Company and all Taxes with respect to the Assets and Properties of the Project Company for Tax periods within which the Closing Date occurs (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and the Project Company as of the Closing Date based on, (i) with respect to Taxes determined on the basis of income or gross receipts of the Project Company, a closing of the books of the Project Company as of the Closing Date; and (ii) with respect to all other Taxes of the Project Company, the number of days in any such Tax period falling on or before the Closing Date, on the one hand, and after the Closing Date, on the other hand. If any refund, rebate or similar payment is received by the Project Company for any Taxes that are Apportioned Obligations, such refund, rebate or similar payment shall be apportioned between Seller and the Project Company as aforesaid on the basis of each Party’s respective responsibility for such Taxes. If it is determined subsequent to the Closing Date that additional Taxes that are Apportioned Obligations are required to be paid for a Tax period in which the Closing Date falls, such additional Taxes will be apportioned between Seller and the Project Company as aforesaid on the basis of each party’s respective responsibility for such Taxes.
          (b) Seller shall indemnify, defend and hold the Project Company and Purchaser Indemnified Parties harmless, on an After-Tax Basis, from and against any and all Taxes which may be suffered or incurred by the Project Company or that otherwise relate to the ownership, sale, operation or use of the Assets and Properties of the Project Company for or with respect to (A) all Tax periods ending on or prior to the Closing Date, (B) any income or transfer Taxes resulting from the sale of the Purchased Interests to Purchaser, and (C) any liability for Taxes attributable to inaccuracy in, the breach of, or the failure to comply with or perform any of Seller’s covenants, representations or warranties in this Agreement that relates to Tax matters. Notwithstanding Article 10, the representations made by Seller that give rise to an indemnity claim under this Article 9 and Seller’s indemnity obligations pursuant to this paragraph shall survive the Closing until the expiration of the applicable statute of limitations, and shall not be subject to the limitations otherwise provided in Article 10. Purchaser shall notify Seller within thirty (30) days of receipt of written notice of any pending or threatened Tax examination, audit or other administrative or judicial proceeding relating to the Project Company that could reasonably be expected to result in an indemnification obligation of Seller (“Contested Taxes”); provided that Purchaser’s failure to give, or delay in giving, notice to Seller of any such matter that may give rise to a right of indemnification hereunder shall not relieve Seller of any liability which Seller may have to any Purchaser Indemnified Party except to the extent that the failure to give such notice adversely prejudiced Seller. Seller shall control the defense and settlement of any Contested Taxes; provided, that if the Contested Taxes relate to any period beginning on or after the Closing Date or to any Taxes for which Purchaser is liable hereunder, Purchaser shall have the right to observe the conduct of any such defense and settlement at its own expense, including through its own counsel and other professional experts.
          (c) Seller, the Project Company and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, employees and agents reasonably to cooperate, in preparing and filing all Tax Returns, and in resolving all disputes and audits with respect to such Tax Returns.
          (d) Seller will pay all sales, use, transfer, real property transfer, recording, gains, stock transfer and other similar taxes and fees (“Transfer Taxes”), if any, arising out of or in connection with the transactions effected pursuant to this Agreement, and shall indemnify, defend and hold harmless Purchaser on an After-Tax Basis with respect to such Transfer Taxes.
     9.02. Allocation of Purchase Price.
          (a) The Parties acknowledge that for Federal income tax purposes the purchase and sale of the Purchased Interests shall be treated as a sale by Seller of Assets and Properties in the Project Company. The Purchase Price shall be allocated among the Assets and Properties of the Project Company in accordance with an allocation to be agreed upon by the Parties within 60 days after the Closing, based upon an initial allocation prepared by the Seller and delivered to the Purchaser within 20 days after the Closing; provided, that if the Parties are unable to agree upon such an allocation of the Purchase Price by the end of the such 60 day period the undetermined matters relating to such allocation shall be referred to an independent accountant jointly selected by the Parties and who shall have experience in resolving similar matters; provided further, that if the Parties are unable to agree upon an experienced independent accountant to resolve such undetermined matters within 30 days the Parties agree to use the applicable American Arbitration Association commercial arbitration selection rules to select such an accountant. Any determination of the allocation of the Purchase Price made by an accountant as herein provided shall be final and binding upon the Parties, absent manifest error or prejudice. No Party shall file any Tax Return or take a position with any Governmental Body that is inconsistent with the allocations agreed upon or determined as set forth above.
          (b) For purposes of and to the extent permitted under any State transfer Tax law, Purchaser and Seller acknowledge and agree that they shall treat the transactions contemplated by this Agreement as a sale of membership interests in the Project Company.
ARTICLE 10
SURVIVAL; NO OTHER REPRESENTATIONS
     10.01. Survival of Representations and Warranties. The representations and warranties, covenants and agreements of Seller and Purchaser contained in this Agreement will survive the Closing for a period of twelve (12) months (it being understood that representations and warranties relate to the date when they are made or deemed to be made and not to subsequent periods); provided, that the representations and warranties made by Seller in Section 3.25 shall survive Closing indefinitely. Any claims made by a Party under Section 11.01 in accordance with the terms of Article 11 prior to the expiration of the applicable survival period with respect to a representation or warranty shall survive the expiration of the representations and warranties until finally and conclusively resolved pursuant to Article 11 and the expiration of such survival period shall not act as a limitation on any recovery or Loss payable in respect thereof.
     10.02. No Other Representations. Notwithstanding anything to the contrary contained in this Agreement, Purchaser agrees that Seller is not making any representation or warranty whatsoever, express or implied, except those representations and warranties contained in Article 3, and in any certificate delivered pursuant to Section 7.03. Notwithstanding anything to the contrary contained in this Agreement, Seller agrees that Purchaser is making no representation or warranty whatsoever, express or implied, except those representations and warranties contained in Article 4 and in any certificate delivered pursuant to Section 8.04.
ARTICLE 11
INDEMNIFICATION; LIQUIDATED DAMAGES
     11.01. Indemnification.
          (a) Subject to the other Sections of this Article 11, Seller agrees to indemnify Purchaser Indemnified Parties in respect of, and defend and hold each of them harmless from and against, any and all Losses (on an After-Tax Basis) suffered, incurred or sustained by any of them or to which any of them become subject, resulting from, arising out of or relating to:

               (i) any inaccuracy in or breach of any representation or warranty made by Seller contained in this Agreement or in any other document (other than the LLC Agreement) delivered to Purchaser at the Closing pursuant to the terms hereof; or
               (ii) any nonfulfillment of or failure to comply with or perform any covenant, agreement or obligations of Seller contained in this Agreement;
provided however, that the indemnification obligations of Seller under this Section 11.01 shall not be in duplication of Seller’s indemnification obligations under Article 9; and provided further, that for purposes of any inaccuracy in or breach of any representations and warranties contained in Section 3.22, Section 3.25 and Section 3.28 (which shall be covered by the indemnification obligations under this Article 11), the definition of “Loss” shall include any loss of tax benefits such as depreciation benefits and Tax Credits when such benefits or Tax Credits otherwise would have been available to a Purchaser Indemnified Party but for the inaccuracy in or breach of the representation or warranty giving rise to the Loss suffered, incurred or sustained.
          (b) Subject to the other Sections of this Article 11, Purchaser agrees to indemnify Seller Indemnified Parties in respect of, and defend and hold each of them harmless from and against, any and all Losses (on an After-Tax Basis) suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (i) any inaccuracy in or breach of Purchaser’s representations or warranties contained in this Agreement or in any other document delivered to Seller at the Closing pursuant to the terms hereof or (ii) any nonfulfillment of or failure to comply with or perform any covenant, agreement or obligations of Purchaser contained in this Agreement.
          (c) Notwithstanding anything to the contrary contained in this Agreement, no amounts of indemnity shall be payable as a result of any claim in respect of a Loss arising under Section 11.01 by an Indemnified Party:
               (i) if, and to the extent that, (A) in the case of a claim by a Seller Indemnified Party, such Seller Indemnified Party and all other Seller Indemnified Parties would receive payments pursuant to this Agreement, including in respect of claims made under Section 11.01(a)(i) hereof, in an aggregate amount that would exceed the Purchase Price and (B) in the case of a claim by a Purchaser Indemnified Party, such Purchaser Indemnified Party and all other Purchaser Indemnified Parties would receive payments in respect of claims made under Section 11.01(a) in an aggregate amount that would exceed the Purchase Price;
               (ii) to the extent it arises from or was caused by the Indemnified Party’s fraud or willful misconduct; or
               (iii) to the extent provided in Section 11.02(a)(i).
     11.02. Method of Asserting Claims. All claims for indemnification by any Indemnified Party under Section 11.01 will be asserted and resolved as follows:
          (a) If any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 11.01 is asserted against or sought to be collected from such Indemnified Party by a Person other than Seller or Purchaser or any Affiliate of Seller or of

Purchaser (a “Third Party Claim”), the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party. The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party disputes its liability to the Indemnified Party under Section 11.01 and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.
               (i) If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 11.02(a), then the Indemnifying Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted to a final conclusion or will be settled at the discretion of the Indemnifying Party. The Indemnifying Party will have full control of such defense and proceedings, including any settlement thereof; provided, however, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party’s delivery of the notice referred to in the first sentence of this subsection 11.01(a)(i), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests and is not prejudicial to the Indemnifying Party (it being understood and agreed that, except as provided in subsection 11.02(a)(ii), if an Indemnified Party takes any such action that is prejudicial and causes a final adjudication that is adverse to the Indemnifying Party, the Indemnifying Party will be relieved of its obligations hereunder with respect to the portion of such Third Party Claim prejudiced by the Indemnified Party’s action); and provided further, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnified Party or any of its Affiliates). The Indemnified Party may retain separate counsel to represent it in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this subsection 11.01(a)(i), and the Indemnified Party will bear its own costs and expenses with respect to such separate counsel.
               (ii) If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to Section 11.02(a) then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party (to the extent indemnifiable hereunder), the Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted to a final conclusion or settled at the discretion of the Indemnified Party. The Indemnified Party will have full control of such defense and proceedings, including any settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, cooperate with the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnifying Party or any of its Affiliates). Notwithstanding the foregoing provisions of this subsection 11.02(a)(ii), if the Indemnifying Party has notified the Indemnified Party within the

Dispute Period that the Indemnifying Party disputes its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in subsection 11.02(a)(iii), the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party’s defense pursuant to this subsection 11.02(a)(ii) or of the Indemnifying Party’s participation therein at the Indemnified Party’s request, and the Indemnified Party will reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may retain separate counsel to represent it in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this subsection 11.02(a)(ii), and the Indemnifying Party will bear its own costs and expenses with respect to such participation.
               (iii) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability to the Indemnified Party with respect to the Third Party Claim under Section 11.01 or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability to the Indemnified Party with respect to such Third Party Claim, the Loss arising from such Third Party Claim will be conclusively deemed a liability of the Indemnifying Party under Section 11.01 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand following the final determination thereof.
          (b) If any Indemnified Party should have a claim under Section 11.01 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Loss arising from the claim specified in such Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party under Section 11.01 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand following the final determination thereof. If the Indemnifying Party disputes the claim described in the Indemnity Notice, the Indemnified Party may proceed to take any and all actions available to it in law or equity to recover any amounts due to it pursuant to this Article 11.
          (c) Indemnified Party’s failure to give, or delay in giving, an Indemnity Notice or Claim Notice to Indemnifying Party in accordance with this Article 11 shall not relieve Indemnifying Party of any liability which Indemnifying Party may have to the Indemnified Party except to the extent that the failure to give, or delay in giving, such Indemnity Notice or Claim Notice adversely prejudiced the Indemnifying Party.
     11.03. Liquidated Damages. If at any time either (a) Purchaser or Seller fails to provide the Depository Bank with any instruction or consent it is required to provide pursuant to the provisions of Section 2.02 (a) or (b) and, as a result of such failure, the other Party is not able to withdraw from the Deposit Account any portion of the amounts then held in the Deposit Account as and when it is entitled under such sections or (b) Purchaser withdraws any amounts from the Deposit Account in violation of the provisions of Section 2.02(d), then, in any such event, liquidated damages shall be payable as follows: (i) for any failure under clause (a) above, the Party failing to give the required instruction or consent shall pay to the other Party as liquidated damages and not as a penalty (A) with respect to any failure to give an instruction or consent under Section 2.02(a), the sum of $10,000 for each day (or portion thereof) that such amounts cannot be so withdrawn by the applicable Party, or (B) with respect to any failure to give an instruction or consent under Section 2.02(b), the sum of $1,000 for each day (or portion thereof) that such amounts cannot be so withdrawn by the applicable Party and (ii) for any breach under clause (b) above, Purchaser shall pay to Seller the sum of the sum of $10,000 for each day (or portion thereof) that such improperly withdrawn amount remains outstanding until the entire amount thereof is returned by Purchaser to the Deposit Account. The Parties understand and agree that such liquidated damage amounts provided above (x) are reasonable, considering the difficulty of proving the actual amount of damages that the applicable Party would sustain in the applicable circumstance, and (y) shall apply notwithstanding the actual amount of damages sustained by the applicable Party in any such circumstance.
ARTICLE 12
TERMINATION
     12.01. Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:
          (a) at any time before the Closing, by mutual written agreement of Seller and Purchaser;
          (b) at any time before the Closing, by Seller or Purchaser, if any Order or Law becomes effective restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement, upon notification of the non-terminating Party by the terminating Party; or
          (c) either (i) by Purchaser if all of the conditions set forth in Article 7 shall not have been satisfied by Seller or waived by Purchaser on or before February 28, 2009 (or such later date as mutually agreed upon between the Parties), other than through the failure of Purchaser to fully comply with its obligations hereunder, or (ii) by Seller if all of the conditions set forth in Article 8 shall not have been satisfied by Purchaser or waived by Seller on or before February 28, 2009 (or such later date as mutually agreed upon among the Parties), other than through the failure of Seller to fully comply with its obligations hereunder.
     12.02. Effect of Termination. If this Agreement is validly terminated pursuant to Section 12.01, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of Seller or Purchaser (or any of their respective officers, directors, employees, agents or other representatives or Affiliates), except that the provisions set forth in Article 11, Section 13.03, Section 13.05, Section 13.11, Section 13.12, Section 13.13, Section 13.14 and Section 13.15 will continue to apply following any such termination.
     12.03. Rescission Right. If either of the Contingent Events does not occur on or before the Contingent Events Deadline or if FERC earlier denies the FPA 203 Application (each, a “Rescission Event”), then Purchaser shall have the right, by notice to Seller within 10 Business Days after the occurrence of a Rescission Event, to terminate this Agreement, the LLC Agreement, the Assignment of Interests, the Pledge Agreement covering the Class B

Membership Interests and all other agreements contemplated hereby to which Purchaser is a party except for the Deposit Account Control Agreement and Security Agreement, and rescind the transactions contemplated hereby and thereby except for those transactions contemplated by the Deposit Account Control Agreement and the Security Agreement. In the event of such termination and rescission, Seller and Purchaser shall instruct the Depository Bank to pay over all funds in the Deposit Account to Purchaser, and (a) Purchaser simultaneously shall reassign the Purchased Interests to Seller (subject to the Pledge Agreement dated as of the Effective Date between Purchaser, the Project Company and CoBank, ACB, as Collateral Agent, pledging the Class A Interest) and (b) each Party shall execute such other documents as the other Party may reasonably request to document such termination and rescission, including without limitation any amendment of the LLC Agreement requested by Seller. The indemnity obligations of Articles 9 and 11 shall apply to the period between Closing and the reassignment of the Purchased Interests to Seller, and the provisions set forth in Article 11, Section 13.03, Section 13.05, Section 13.11, Section 13.12, Section 13.13, Section 13.14 and Section 13.15 shall continue to apply following any such termination and rescission. If Purchaser has not exercised the rescission and termination right provided in this Section 12.03 within the 10 Business Day period following a Rescission Event, then Purchaser shall be deemed to have irrevocably waived its rescission and termination rights under this Section 12.03. Nothing in Section 3.07, Section 4.04 or Section 7.07 hereof shall be construed to limit the rights of Purchaser under this Section 12.03.
ARTICLE 13
MISCELLANEOUS
     13.01. Notices . All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by facsimile transmission, by reputable national overnight courier service or mailed (registered or certified mail with postage prepaid) to the Parties at the following addresses or facsimile numbers:

If to Purchaser, to:	AZ Biomass LLC
c/o State Street Bank and Trust Company,
Energy Credit Investments
State Street Financial Center
One Lincoln Street, SFC 12
Boston, Massachusetts 02110-2900
Attn: Francine E. Lyons
Tel: (617)-664-4718
Fax: (617)-664-4850

with a copy to:	Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, Colorado 80203-4541 Attn: Steven B. Richardson Tel:(303)-861-7000 Fax:(303)-866-0200

If to Seller, to:	Renegy Holdings, Inc. 3418 North Val Vista Drive Mesa, Arizona 85213 Tel:(480)-556-5555 Fax:(480)-556-5500

with a copy to:	Greenberg Traurig, P.A. 5100 Town Center Circle, Suite 400 Boca Raton, FL 33486 Attn: Barry A. Weiss, Esq. Tel: (561) 955-7658 Fax: (561) 367-6258 Email: weissba@gtlaw.com
All such notices, requests and other communications will be deemed given upon the earlier to occur of (a) its actual receipt, (b) the date it is sent by confirmed facsimile (if sent before 4:00 p.m. local time of the receiving party on a Business Day) or next Business Day (if sent after 4:00 p.m. of such local time or sent on a day that is not a Business Day) to the facsimile provided in this Section 13.01, (c) the fifth Business Day following its deposit in registered or certified mail, with postage prepaid and return receipt requested, and (d) the first Business Day following its deposit with a reputable national overnight courier service, with charges prepaid, in the manner described above to the address provided in this Section 13.01. Any Party from time to time may change its address, facsimile, email address or other information for the purpose of notices to that Party by giving notice specifying such change to the other Party.
     13.02. Entire Agreement. This Agreement supersedes all prior discussions and agreements among the Parties with respect to the subject matter hereof, and contains the entire agreement among the Parties with respect to the subject matter hereof.
     13.03. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each Party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated hereby.
     13.04. Public Announcements. Promptly after the Closing, the Parties shall develop a mutually agreed approach for advising public officials and making a joint public announcement reporting the sale hereunder, without disclosing the terms of the sale. At all times prior to such joint public announcement, Seller, Purchaser and the Project Company will not issue or make any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby without the consent of the other, unless such report, statement or release is, in the opinion of legal counsel to such Party, required by Law in order to discharge such Party’s disclosure obligations, in which case the issuing Party shall provide the other Party, in writing, no less than one Business Day prior to such proposed statement, the content of the proposed statement and an opportunity to comment on the statement. The issuing Party may thereafter release such statement and, upon such release, shall promptly furnish the other Party with a copy thereof.
     13.05. Confidentiality.
          (a) This Agreement and all written and oral information that has been clearly marked or identified by the disclosing party as confidential (the “Information”) furnished (whether before or after the date hereof) by the Representatives of either Party to the Representatives of the other Party in connection with the transactions contemplated by this Agreement shall not be disclosed in any manner by the receiving Party to any third party without prior written consent of the other Party and shall be used by the receiving Party solely in connection with the purposes of this Agreement.
          (b) The term “Information” will not, however, include information that can be shown to have been (i) previously independently known by the receiving Party, (ii) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of the receiving Party or (iii) later acquired by the receiving Party from another source if the receiving Party is not aware that such source is under an obligation to another Party to keep such documents and information confidential.
          (c) Notwithstanding anything contained in this Section 13.05, the foregoing restrictions will not apply to (i) use after the Closing by Purchaser, its successors or permitted assigns of Information furnished concerning the Project Company or the Business or Condition of the Project Company, (ii) disclosure by any Party required or compelled by judicial or administrative process (including in connection with obtaining the necessary Governmental Approvals under or in respect of this Agreement and the transactions contemplated hereby) or by other requirements or provisions of Law or of any recognized stock exchange, (iii) disclosure voluntarily made by a Party to the IRS or other Governmental or Regulatory Authority with jurisdiction over such Party in connection with such authorities’ review or approval of the transactions contemplated by the Agreement, or (iv) disclosure in an Action or Proceeding brought by a Party in pursuit of its rights or in the exercise of its remedies hereunder.
          (d) Notwithstanding anything contained in this Section 13.05, either Party may reveal the Information to actual and prospective Lenders, actual and prospective equity investors or transferees of a direct or indirect ownership interest in such Party, the Project Company or the Project, advisers and other third parties as may be necessary for Purchaser and Seller to perform their obligations under this Agreement and any Project Debt Documents or other financing documents so long as such Persons (i) need to know the Information for purposes of evaluating the Agreement, the Project Company or the business of the Project Company, (ii) are informed of the confidential nature of the Information and (iii) are bound by an agreement to maintain the confidentiality of such Information in a manner consistent with the requirements of this or are otherwise obligated to so maintain the confidentiality of such Information under Law or by Order or ethical rules or codes of conduct.
          (e) If the transactions contemplated hereby are not consummated, upon the request of the other Party, each Party will, and will cause its Affiliates, any Person who has provided, or who is providing, financing to such Party and their respective Representatives to, promptly (and in no event later than five (5) Business Days after such request) redeliver or cause to be redelivered all copies of Information furnished by the other Party in connection with this Agreement or the transactions contemplated hereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by the Party furnished such Information or its Representatives.
     13.06. Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.
     13.07. Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party.
     13.08. No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each Party and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article 11.
     13.09. No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party without the prior written consent of the other Party and any attempt to do so will be void; provided, that Purchaser shall be permitted to transfer all of its rights and obligations under this Agreement and the other Transaction Documents to an Affiliate or successor by merger, consolidation or other reorganization without such consent. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and permitted assigns.
     13.10. Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.
     13.11. Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York without regard to principles of conflict of laws except Section 5-1401 of the New York General Obligations Law.

     13.12. Venue and Consent to Jurisdiction. Each of the Parties hereby irrevocably consents and agrees that any legal action or proceeding with respect to this Agreement may be brought in any of the courts of the State of New York and the courts of the United States of America for the Southern District of New York, and the appellate courts from any thereof having subject matter jurisdiction and, by execution and delivery of this Agreement and such other documents executed in connection herewith, each Party hereby (a) accepts the exclusive jurisdiction of the aforesaid courts (provided, that to the extent that such courts refuse to exercise jurisdiction hereunder for any reason whatsoever, the parties consent that any legal action or proceeding shall be brought in any U.S. District Court or court of the State of Arizona located in the Maricopa County, Arizona); (b) irrevocably agrees to be bound by any final judgment (after any and all appeals) of any such court with respect to such documents; (c) irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceedings with respect to such documents brought in any such court, and further irrevocably waives, to the fullest extent permitted by law, any claim that any such suit, action or proceedings brought in any such court has been brought in any inconvenient forum; (d) agrees that service of process in any such action may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Party at its address set forth below, or at such other address of which the other Parties shall have been notified; and (e) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law.
     13.13. Attorney’s Fees. In the event of any suit or other proceeding between any of the Parties with respect to any of the transactions contemplated hereby or subject matter hereof, the prevailing Party shall, in addition to such other relief as the court may award, be entitled to recover reasonable attorneys’ fees, costs (including at the trial and appellate levels and in any bankruptcy proceeding) and expenses of investigation and litigation.
     13.14. Waiver Of Consequential Damages. NOTWITHSTANDING ANY PROVISION IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL ANY PARTY OR ITS AFFILIATES, OR ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE HEREUNDER AT ANY TIME FOR PUNITIVE, CONSEQUENTIAL, SPECIAL, OR INDIRECT LOSS OR DAMAGE OF ANY OTHER PARTY OR ANY OF SUCH PARTY’S AFFILIATES, INCLUDING LOSS OF PROFIT, LOSS OF REVENUE OR ANY OTHER SPECIAL OR INCIDENTAL DAMAGES, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE, AND EACH PARTY HEREBY EXPRESSLY RELEASES THE OTHER PARTIES, THEIR AFFILIATES, AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND REPRESENTATIVES THEREFROM; PROVIDED, THAT THIS SECTION 13.14 SHALL NOT BE INTERPRETED IN ANY MANNER SO AS TO LIMIT (A) THE INDEMNIFICATION RIGHTS OF THE PURCHASER INDEMNIFIED PARTIES WITH RESPECT TO ANY TAX BENEFITS SUCH AS DEPRECIATION BENEFITS AND TAX CREDITS, TO THE EXTENT RESULTING FROM ANY BREACH OF ANY REPRESENTATION OR WARRANTY SET FORTH HEREIN OR (B) ANY LIQUIDATED DAMAGES PAYABLE UNDER THE PROVISIONS OF SECTION 11.03 HEREOF.
     13.15. Waiver Of Trial By Jury. EACH OF THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A

TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES ENTERING INTO THIS AGREEMENT.
     13.16. Facsimile Signature; Counterparts. This Agreement may be executed by facsimile signature in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
[Signatures on next page]

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party as of the date first above written.

RENEGY HOLDINGS, INC.
By:	/s/ Robert M. Worsley
	Name:	Robert M. Worsley
	Title:	Chief Executive Officer

AZ BIOMASS LLC
By:	Antrim Corporation
Its: Manager

By:	/s/ Francine E. Lyons
	Name:	Francine E. Lyons
	Title:	Vice President